July 27, 2017

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief Office of Information Technologies and Services
Mitchell Austin, Staff Attorney

Re: Net Element, Inc.

Registration Statement on Form S-3 Filed July 17, 2017

File No. 333-219324

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in response to your comments of July 24, 2017 regarding the Company’s Registration Statement on Form S-3 that was filed on EDGAR on July 17, 2017 (the “Registration Statement”). For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

General

1.	It appears that you are relying on General Instruction I.B.6 to Form S-3 to register this transaction. If true, please provide your analysis of whether the maximum number of securities issuable under your common stock purchase agreement with Cobblestone Capital Partners, LLC at the time of its execution constituted no more than the one-third cap under General Instruction I.B.6. For guidance, consider Question 139.23 of our Securities Act Sections Compliance and Disclosure Interpretations. If you are not relying on General Instruction I.B.6, please advise which instruction you are relying on to register this transaction on Form S-3 and provide an analysis of your eligibility to rely on such instruction.

In response to this comment, the Company amended the Registration Statement (registering one-third of the Company’s public float, excluding shares beneficially owned by the Company affiliates) from Form S-3 to Form S-1.

Selling Stockholder, page 13

1.	Section 10(g) of your common stock purchase agreement with Cobblestone Capital Partners, LLC provides that Cobblestone “may not assign its rights or obligations under this Agreement.” However, here you state that when you refer to the selling stockholder, you mean the entity listed in the selling stockholder table and “its respective pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholder’s interests in shares of [your] common stock other than through a public sale.” Please note that our equity line accommodation is unavailable if the investor may transfer its obligations. Accordingly, please revise your disclosure to clarify that your registration statement only covers sales by the selling stockholder and not by any transferees. For guidance, consider Question 139.16 of our Securities Act Sections Compliance and Disclosure Interpretations.

In response to this comment, the Company revised the Registration Statement to clarify that it only covers sales by the selling stockholder and not by any transferees.

If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122 or Serge V. Pavluk of Snell & Wilmer L.L.P. at 714.427.7442.

Sincerely,

/s/ Jonathan New

________________________

Jonathan New

Chief Financial Officer

Net Element, Inc.